United States securities and exchange commission logo





                               August 3, 2022

       Hsueh-Ching Lu
       Vice President of Finance
       XPENG INC.
       No. 8 Songgang Road
       Changxing Street Cencun
       Tianhe District
       Guangzhou, Guangdong 510640
       People's Republic of China

                                                        Re: XPENG INC.
                                                            Form 20-F
                                                            Filed April 28,
2022
                                                            File No. 001-39466

       Dear Mr. Lu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F filed April 28, 2022

       ITEM 3. KEY INFORMATION
       Contractual Arrangements with the Group VIEs and Their Shareholders, page 4

   1. Please revise to disclose prominently that you are not a Chinese operating company but a
                                                        Cayman Islands holding
company with operations conducted by your subsidiaries and
                                                        through contractual
arrangements with a variable interest entity (VIE) based in China and that this structure
involves unique risks to investors. If true, disclose that these contracts have not been tested in
court. Explain whether the VIE structure is used to provide
                                                        investors with exposure
to foreign investment in China-based companies where Chinese law prohibits direct
foreign investment in the operating companies, and disclose that investors may never
hold equity interests in the Chinese operating company. Your
 Hsueh-Ching Lu
FirstName  LastNameHsueh-Ching Lu
XPENG INC.
Comapany
August     NameXPENG INC.
       3, 2022
August
Page 2 3, 2022 Page 2
FirstName LastName
         disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2.       Revise to provide early in the section a diagram of the company   s
corporate structure,
         identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise
         control that results in consolidation of the VIE   s operations and
financial results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entity(ies) in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

3. We note the Parent Company Only financial statements presented on pages F-90 to F-94.
         Please revise this section to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the Wholly Foreign-Owned Enterprises, or WFOEs, that are the primary beneficiary of the VIEs, and an aggregation of other entities Operations in China, page 5

4. Revise to provide prominent disclosure about the legal and operational risks associated
         with being based in or having the majority of the company   s
operations in China. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
 Hsueh-Ching Lu
FirstName  LastNameHsueh-Ching Lu
XPENG INC.
Comapany
August     NameXPENG INC.
       3, 2022
August
Page 3 3, 2022 Page 3
FirstName LastName
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange.
5.       Revise to disclose prominently whether and how the Accelerating
Holding Foreign
         Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years.
Restrictions on Transfer of Funds, page 6

6. Revise to provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Item 3.D. Risk Factors, page 9

7. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your
         PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
8. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the United States Senate has passed the
         Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.
 Hsueh-Ching Lu
XPENG INC.
August 3, 2022
Page 4
9.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or Martin James at
(202) 551-3671 if
you have questions regarding these comments.



FirstName LastNameHsueh-Ching Lu                              Sincerely,
Comapany NameXPENG INC.
                                                              Division of
Corporation Finance
August 3, 2022 Page 4                                         Office of
Manufacturing
FirstName LastName